Exhibit 21.1

Subsidiaries of the Registrant

1.	The Company’s wholly owned subsidiary, Chance High International Limited, a British Virgin Islands company (“Chance High”);

2.	Chance High’s wholly owned subsidiary, YantaiShencaojishi Pharmaceuticals Co., Ltd., a PRC company (“WFOE”);

3.	Chance High’s wholly owned subsidiary, YantaiNirui Pharmaceutical Co., Ltd., a PRC company (“WFOE II”);

4.	the WFOE’s variable interest entity, YantaiBohai Pharmaceuticals Group Co., Ltd., a PRC company (“Bohai”), which is the Company’s initial operating subsidiary; and

5.	WFOE II’s wholly owned subsidiary, Yantai Tianzheng Pharmaceutical Co., Ltd., a PRC company (“Yantai Tianzheng”), which the Company acquired in August 2011 and is the Company’s second operating subsidiary.